SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

640518106

(CUSIP Number)

Joseph SanFilippo

Chief Financial Officer

Platinum Management (NY) LLC

250 West 55th Street, 14th Floor

New York, New York 10019

(212) 582-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Partners Value Arbitrage Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,955,029
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,955,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,955,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.97%
14	TYPE OF REPORTING PERSON PN

Page 2 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,955,029
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,955,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,955,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.97%
14	TYPE OF REPORTING PERSON OO

Page 3 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Partners Liquid Opportunity Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,581,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,581,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14	TYPE OF REPORTING PERSON PN

Page 4 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Liquid Opportunity Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,581,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,581,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14	TYPE OF REPORTING PERSON OO

Page 5 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,536,221
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,536,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,536,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

Page 6 of 10 pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed with respect to the Reporting Persons’ beneficial ownership in Navidea Biopharmaceuticals, Inc. (“Navidea” or the “Issuer”). This Amendment No. 3 supplements the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2016 (the “Schedule 13D”), as amended by Amendment No. 1 thereto as filed with the SEC on March 18, 2016 (“Amendment No. 1”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D, as amended. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D, as amended. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended.

ITEM 3. Source and Amount of Funds or Other Consideration.

A total of approximately $25,634,587  was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein, and the Warrants were acquired pursuant to the Securities Exchange Agreement disclosed below in Item 5.  The funds used to purchase these securities were obtained from the general working capital of PPLO and PPVA, and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4. Purpose of Transaction.

As previously disclosed in the Schedule 13D, the Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, and subject to the restrictions set forth in the “Agreement” (as defined below), each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

As previously disclosed in Amendment No. 1, on March 14, 2016, Navidea entered into an Agreement (the “Agreement”) with the Reporting Persons, pursuant to which the Reporting Persons agreed to reaffirm their existing loan agreement with Navidea and to certain standstill provisions.

Certain of the Reporting Persons (the “Sub Lender” as such term is defined in the Agreement) are lenders under the existing loan agreement with Navidea dated as of July 25, 2012, as amended on June 25, 2013, March 4, 2014 and May 8, 2015 (as amended, the “Loan Agreement”). The Issuer has previously disclosed the terms of the Loan Agreement and amendments thereto in Current Reports on Form 8-K as filed with the SEC on July 30, 2012, June 26, 2013 (as amended June 28, 2013), March 7, 2014 and May 15, 2015, respectively.

Navidea requested that the Sub Lender affirm the availability of additional advances under the Loan Agreement, and Sub Lender has agreed to do so pursuant to the Agreement. As a condition to the Agreement’s effectiveness and to the performance of the Reporting Persons’ obligations under the Agreement, Navidea appointed and nominated Dr. Mark Greene and Dr. Anthony Fiorino immediately following the date of the Agreement (the “New Directors”) to fill vacancies on the Board of Directors (“Board”) in the classes of directors whose terms will expire at the annual meeting of stockholders in 2017 and 2018, respectively. Other stockholders unaffiliated with the Reporting Persons had informed Navidea that they intended to nominate the New Directors at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”). In addition, the Agreement contemplated that Mr. Brendan Ford, would resign from the Board effective upon the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, with the SEC, which occurred on March 23, 2016.

Under the Agreement, the Reporting Persons have agreed not to conduct a proxy contest for the election of directors with respect to the 2016 Annual Meeting or any other annual meeting of stockholders during the Standstill Period (as such term is defined below) (each, an “Applicable Meeting”), and to vote in favor of all directors nominated by the Board for election at the 2016 Annual Meeting or any Applicable Meeting and for all other routine matters at such meetings supported by the Board.

The Agreement also provides that, during the Standstill Period, the Reporting Persons and their affiliates and associates will not beneficially own more than 9.99% (the “Percentage Ownership Limit” as defined in the Agreement) of the total outstanding shares of common stock of the Issuer, provided that the Reporting Persons will not be forced to sell if they exceed the Percentage Ownership Limit solely as a result of a share repurchase or similar action by the Issuer, subject to certain conditions. The Reporting Persons also agreed they will not engage in certain sale transactions, form “groups” with any third parties, seek to call a special meeting of stockholders, take any action in support of or making any proposal or request that constitutes impeding or facilitating the acquisition of control of the Issuer, seek removal of an existing Board member, or taking certain other actions as set forth in the Agreement. The “Standstill Period” means the date that is eighteen (18) months from the date of the Agreement, provided that a Change of Control (as defined in the Agreement) has not occurred.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference in response to this Item 4.

The Issuer announced the Agreement in a Press Release dated March 14, 2016 a copy of which is incorporated by reference as Exhibit 99.3. The Issuer has also filed a Current Report on Form 8-K filed with the SEC on March 18, 2016 regarding the Agreement and the director nominations, which included the Agreement and the Press Release as exhibits thereto.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto as long as any such action is consistent with the Agreement.

ITEM 5. Interest in Securities of the Issuer.

(a) The Reporting Persons collectively beneficially own 15,536,221 shares in the aggregate of Common Stock, which includes (i) 14,854,649 outstanding shares of Common Stock, and (ii) 681,573 shares of Common Stock issuable upon the exercise of a portion of the Warrants described below.  The aggregate shares of Common Stock beneficially owned by the Reporting Persons represent 9.99% percent of the outstanding shares of Common Stock.  The 9.99% ownership calculation was based on the 155,517,734 shares of Common Stock that was communicated to us via a communication from the company on April 6. Each Reporting Person disclaims the beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Persons.

On August 20, 2015, as disclosed by the Issuer in a Current Report on Form 8-K filed with the SEC on August 26, 2015, pursuant to a Securities Exchange Agreement with the Issuer, PPVA exchanged 4,519 shares of Navidea’s Series B Convertible Preferred Stock for Warrants to acquire an aggregate of 14,777,130 shares of Common Stock at an exercise price per share of $0.01. The Warrants contain a blocker (the “9.99% Blocker”) that prevents the conversion or exercise thereof, as applicable, to the extent that such conversion or exercise, as applicable, would result in the holder and its affiliates together beneficially owning more than 9.99% of the outstanding shares of Common Stock, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation. As the current beneficial ownership of the Reporting Persons would exceed 9.99% if the 4,365,280 Warrants presently held by the Reporting Persons were fully exercised, a portion of the Warrants are excluded from the beneficial ownership calculation reported in this Item 5 as set forth above.

Also excluded from the beneficial ownership calculation are shares issuable pursuant to the conversion right contained in the Loan Agreement described above, which provides that the Reporting Persons who are lenders under the Loan Agreement have the right to convert all or any portion of the unpaid principal or unpaid interest accrued on any draw advanced by the Reporting Persons under the Loan Agreement into shares of Navidea’s common stock, provided that Navidea’s Common Stock is trading above $2.53 per share.  The Reporting Persons may also exercise a conversion right on the amount of any mandatory repayment due following Navidea achieving $2,000,000 in cumulative revenues from sales or licensing of Lymphoseek, provided that Navidea’s Common Stock is trading above $2.53 per share, if Navidea is prohibited from making such repayment under the terms of the Subordination Agreement between the Reporting Persons, Capital Royalty Partners II, L.P., and Navidea. The Loan Agreement contains a 9.99% Blocker, and the current NAVB price per share is below $2.53, so any such shares issuable upon conversion are excluded from the beneficial ownership calculation.

Also excluded from the beneficial ownership calculation are 5,411,850 shares of common stock owned by Dr. Michael M. Goldberg, a current Director of Navidea, pursuant to an agreement effective March 28, 2014, and amended effective June 11, 2015 (the “Platinum Separation Agreement”), which provides that Dr. Goldberg has sole voting and dispositive power over those securities.  In addition, the Platinum Separation Agreement provides for the transfer to Dr. Goldberg of a 15% interest in the Loan Agreement, including any common stock issued upon exercise of the conversion rights therein as set forth above in the prior paragraph.

(b) Platinum Management and PPVA may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of 13,953,814 shares of Common Stock reported herein as held by them. Platinum Liquid Management and PPLO may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of the 1,581,193 shares of Common Stock reported herein as held by them. Mr. Nordlicht, in his capacity as Chief Investment Officer of Platinum Management and Platinum Liquid Management, may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of the 15,535,007 shares of Common Stock in the aggregate reported herein as held by Platinum Management, PPVA, Platinum Liquid Management, and PPLO.

(c) A list of the transactions in the Issuer’s Common Stock effected by the Reporting Persons since March 3, 2016 is attached hereto as Exhibit 99.4.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Agreement, Loan Agreement (as amended), and the Platinum Separation Agreement (collectively, the “Agreements”) set forth in Item 4 and Item 5 above is incorporated herein by reference in response to this Item 6.

Other than the Agreements, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except for the Warrants to purchase Common Stock of the Issuer as set forth above in Item 5.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on March 9, 2016).

Exhibit 99.2 – Agreement dated as of March 14, 2016 by and among the Company, Platinum Partners Value Arbitrage Fund L.P., Platinum Partners Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences, LLC, Platinum Management (NY) LLC, Platinum Liquid Opportunity Management (NY) LLC and Mark Nordlicht (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, as filed with the SEC on March 18, 2016).

Exhibit 99.3 – Press Release, dated March 14, 2016, entitled “Navidea and Platinum Enter Into Agreement Reaffirming Loan Obligations and Agreeing to Standstill Provisions” (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer, as filed with the SEC on March 18, 2016).

Exhibit 99.4 – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since March 3, 2016.

Exhibit 99.5 - Loan Agreement, dated July 25, 2012, between the Company and Platinum-Montaur Life Sciences LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, as filed with the SEC on July 31, 2012).

Exhibit 99.6 - Amendment to Loan Agreement, dated June 25, 2013, between Navidea Biopharmaceuticals, Inc. and Platinum-Montaur Life Sciences LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer, as filed with the SEC on June 28, 2013).

Exhibit 99.7 - Subordination Agreement, dated as of May 8, 2015, among Platinum-Montaur Life Sciences, LLC, as subordinated creditor, Capital Royalty Partners II L.P., Capital Royalty Partners II – Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as senior creditors, and Capital Royalty Partners II L.P., as senior creditor agent, and consented to by Navidea Biopharmaceuticals, Inc. as borrower (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer, as filed with the SEC on May 15, 2015).

Exhibit 99.8 - Third Amendment to Loan Agreement, dated as of May 8, 2015, by and between Navidea Biopharmaceuticals, Inc, as borrower, and Platinum-Montaur Life Sciences, LLC, as lender (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer, as filed with the SEC on May 15, 2015).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	April 27, 2016

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:	Platinum Management (NY) LLC, as Investment Manager

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

PLATINUM MANAGEMENT (NY) LLC

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND LP

By:	Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

/s/ Mark Nordlicht
MARK NORDLICHT

EXHIBIT 99.2

TRANSACTIONS SINCE April 5, 2016

The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock since April 5, 2016:

Platinum Partners Value Arbitrage Fund L.P.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
4/12/2016	12,123	$1.16	Purchase
4/25/2016	151,115	$1.3395	Purchase
4/26/2016	71,899	$1.33	Purchase
4/27/2016	219	$1.34	Purchase
4/28/2016	34,148	$1.34	Purchase
4/29/2016	5.800	$1.34	Purchase

There were no other transactions effected by any other Reporting Person since April 5, 2016.